Mail Stop 3561

April 15, 2010

Mario Jakiri Tolentino
President, Treasurer, Director
Online Tele-Solutions Inc.
Block 225, 02-213, Tampines St 23
Singapore, 521225

     Re: **Online Tele-Solutions Inc.**
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 5, 2010
           File No. 333-162730

Dear Mr. Tolentino:

We have reviewed your letter dated April 5, 2010 in response to our comment letter dated November 25, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Competition and Competitive Strategy, page 23

1. We note your revision in response to comment eight in our letter dated November 25, 2009. However, it is still not clear how your focus on companies with less than 200 employees will allow you to provide a fully integrated solution at a lower cost than your competitors who tend to focus on companies with 500 employees. Please further clarify your disclosure in this regard.

Management's Discussion and Analysis of Financial Condition and Results…, page 32

Liquidity and Capital Resources, page 33

2. We reviewed the revision to your disclosure in response to comment 19 in our letter dated November 25, 2009. We believe that additional disclosure should be provided regarding why you believe your current funding will allow you to complete development of your website, implement your marketing plan and remain in business for twelve months. Specifically, you should explain how you expect to fund the

$50,000 in budgeted expenses over the next twelve months, as we note that you only had cash on hand of $20,590 as of your most recent balance sheet date.

Exhibit 5

3. We note your response to comment 27 from our letter dated November 25, 2009. We do not object to you not admitting that you are an expert within the meaning of Section 7, but we do not believe it is appropriate to also include the general rules and regulations thereunder or the Section 11 language. Please revise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch, Esq.
        Gersten Savage LLP
        Via facsimile